UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2025

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________to ________

Commission file number 1-6262

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

BP EMPLOYEE SAVINGS PLAN
BP PARTNERSHIP SAVINGS PLAN
BP DIRECTSAVE PLAN
BPX ENERGY EMPLOYEE SAVINGS PLAN
ARCHAEA EMPLOYEE SAVINGS PLAN

501 Westlake Park Boulevard
Houston, Texas 77079

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BP PLC
1 St. James’s Square
London SW1Y 4PD England

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of:

BP Employee Savings Plan;
BP Partnership Savings Plan;
BP DirectSave Plan;
BPX Energy Employee Savings Plan; and
Archaea Employee Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of BP Employee Savings Plan, BP Partnership Savings Plan, BP DirectSave Plan, BPX Energy Employee Savings Plan, and Archaea Employee Savings Plan (collectively, the "Plans") as of December 31, 2025 and 2024, the related statements of changes in net assets available for benefits of the Plans for the year ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plans as of December 31, 2025 and 2024, and the changes in net assets available for benefits of the Plans for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plans’ management. Our responsibility is to express an opinion on the Plans' financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plans in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedules of assets (held at end of year) as of December 31, 2025, have been subjected to audit procedures performed in conjunction with the audits of the Plans' financial statements. The supplemental schedules are the responsibility of the Plans' management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Houston, Texas
June 24, 2026

We have served as the auditor of the BP Employee Savings Plan, BP Partnership Savings Plan, BP DirectSave Plan, and BPX Energy Employee Savings Plan since 2018 and Archaea Employee Savings Plan since 2024.

EIN 36-1812780

BP EMPLOYEE SAVINGS PLANS

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2025
thousands of dollars

	BP Employee Savings Plan (Plan No. 001)	BP Partnership Savings Plan (Plan No. 051)	BP DirectSave Plan (Plan No. 052)	BPX Energy Employee Savings Plan (Plan No. 100)	Archaea Employee Savings Plan (Plan No. 101)
Assets:

Investment in the BP Master Trust for Employee Savings Plans	$9,038,373	$43,450	$39,198	$441,184	$46,803
Notes receivable from participants	41,685	188	999	3,687	1,579
Net assets available for benefits	$9,080,058	$43,638	$40,197	$444,871	$48,382

The accompanying notes are an integral part of these statements.

EIN 36-1812780

BP EMPLOYEE SAVINGS PLANS

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2024
thousands of dollars

	BP Employee Savings Plan (Plan No. 001)	BP Partnership Savings Plan (Plan No. 051)	BP DirectSave Plan (Plan No. 052)	BPX Energy Employee Savings Plan (Plan No. 100)	Archaea Employee Savings Plan (Plan No. 101)
Assets:

Investment in the BP Master Trust for Employee Savings Plans	$8,236,061	$36,526	$36,983	$363,391	$33,676
Notes receivable from participants	43,086	178	982	3,133	892
Net assets available for benefits	$8,279,147	$36,704	$37,965	$366,524	$34,568

The accompanying notes are an integral part of these statements.

EIN 36-1812780

BP EMPLOYEE SAVINGS PLANS
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2025
thousands of dollars

	BP Employee Savings Plan (Plan No. 001)	BP Partnership Savings Plan (Plan No. 051)	BP DirectSave Plan (Plan No. 052)	BPX Energy Employee Savings Plan (Plan No. 100)	Archaea Employee Savings Plan (Plan No. 101)
ADDITIONS:
Contributions:
Participant contributions	$203,063	$4,228	$1,818	$17,671	$5,710
Company contributions	116,927	1,310	1,048	25,282	5,042
Rollover contributions	34,150	549	74	2,297	1,594
Total contributions	354,140	6,087	2,940	45,250	12,346
Interest on notes receivable from participants	3,360	12	85	280	94
Net investment income – BP Master Trust for Employee Savings Plans	1,383,374	6,303	5,992	69,147	6,749
Total additions	1,740,874	12,402	9,017	114,677	19,189

DEDUCTIONS:
Benefits paid to participants	941,744	5,466	6,763	36,209	5,363
Administrative expenses	757	2	22	121	12
Total deductions	942,501	5,468	6,785	36,330	5,375

Net increase in net assets during the year	798,373	6,934	2,232	78,347	13,814

Transfers into the Plan / Plan Merger (Note 1)	2,538	—	—	—	—

Net increase in net assets after transfers	800,911	6,934	2,232	78,347	13,814

Net assets available for benefits:
Beginning of year	$8,279,147	$36,704	$37,965	$366,524	$34,568
End of year	$9,080,058	$43,638	$40,197	$444,871	$48,382

The accompanying notes are an integral part of these statements.

BP EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS
1.    DESCRIPTION OF THE PLANS

The accompanying financial statements comprise employee savings plans sponsored by BP Corporation North America Inc. (the “Company”) that participate in the BP Master Trust for Employee Savings Plans (the “Master Trust”). The Company is an indirect wholly owned subsidiary of BP p.l.c. (“BP”).

The following description of the BP Employee Savings Plan, the BP Partnership Savings Plan, the BP DirectSave Plan, the BPX Energy Employee Savings Plan and the Archaea Employee Savings Plan (the “Plans”) provides only general information. Participants should refer to the applicable Plan document and Summary Plan Description for additional information. The Plans are subject to and comply with the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The purpose of the Plans is to encourage eligible employees to regularly save part of their earnings and to assist them in accumulating additional financial security for their retirement. The Plans provide that both participant contributions and Company matching contributions be held in a trust by an independent trustee for the benefit of participating employees. All plan assets are held in the Master Trust. The trustee of the Master Trust is State Street Bank and Trust Company (“State Street”).

Fidelity Workplace Services, LLC ("Fidelity") is the recordkeeper for the Plans. The Company is the Plan sponsor and the Company’s Reward Delivery Manager, US Retirement Plans is the Plan Administrator for the Plans.

General

BP Employee Savings Plan

The BP Employee Savings Plan (“ESP”) was established on July 1, 1955. Generally, an employee of the Company (or a participating affiliate) is eligible to participate in ESP immediately upon the date of hire. Employees who are represented by a labor organization that has bargained for and agreed to the provisions of ESP are also eligible.

Under ESP, participating employees may contribute up to 80 percent of their qualified pay on a pre-tax, after-tax and/or Roth 401(k) basis, subject to Internal Revenue Service (“IRS”) limits. Participants who attain the age of 50 before the end of the applicable plan year are eligible to make additional elective deferrals (catch-up contributions), subject to IRS limits. From January 1 through June 30, 2025, a specified portion of the employee contribution, up to a maximum of 7 percent of compensation, as defined under ESP, is matched each pay period by the Company.
Beginning July 1, 2025, a specified portion of the employee contribution, up to a maximum of 4 percent of compensation, as defined under ESP, is matched each pay period by the Company. Participants are permitted to rollover amounts into ESP representing distributions from other qualified plans.

Beginning July 1, 2025, the Company will contribute each pay period to the Master Trust, a nonelective employer contribution. The contribution will be allocated to the account of each participant who is an active participant during such pay period. The amount for investment is equal to 3 percent of such participant’s compensation as defined by ESP during such pay period provided, however, that nonelective employer contributions made with respect to a calendar year on behalf of a participant may not exceed the IRS limitations.

ESP includes an auto-enrollment provision whereby all eligible new hires and rehires are automatically enrolled in ESP unless they affirmatively elect not to participate. Automatically enrolled participants have their pre-tax deferral rate set at 7 percent of eligible compensation and their contributions invested in a target date fund nearest the employee’s retirement date (assumed to be at age 65).

Participants may convert eligible assets into Roth 401(k) accounts within ESP.

The benefit to which a participant is entitled is the benefit that can be provided by the participant’s vested account balance. Participants are immediately and fully vested in their participant contribution accounts. Full vesting in Company contribution accounts occurs with three years of vesting service. ESP will use forfeitures to reduce future Company contributions. During the 2025 plan year, $3,378,179 were used to reduce Company contributions. At December 31, 2025 and 2024, forfeited non-vested accounts totaled $478,969 and $625,874, respectively.

BP EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS

BP Partnership Savings Plan

The BP Partnership Savings Plan (“PSP”) was established on April 1, 1988. Employees associated with the BP Pulse sub-entity and certain salaried employees of the Company who are associated with Global Business Services Americas and BP Products North America Inc. are eligible to participate in PSP immediately upon the date of hire.
Under PSP, participating employees may contribute up to 80 percent of their qualified pay on a pre-tax, after-tax and/or Roth 401(k) basis, subject to IRS limits. Participants who attain the age of 50 before the end of the applicable plan year are eligible to make additional elective deferrals (catch-up contributions), subject to IRS limits.

From January 1 through June 30, 2025, a specified portion of the employee contribution, up to a maximum of 3 percent of compensation, as defined under PSP, is matched each pay period by the Company. Beginning July 1, 2025, a specified portion of the employee contribution, up to a maximum of 4 percent of compensation, as defined under PSP, is matched each pay period by the Company. Participants are permitted to rollover amounts into PSP representing distributions from other qualified plans.

PSP includes an auto-enrollment provision whereby all eligible new hires and rehires are automatically enrolled in PSP unless they affirmatively elect not to participate. From January 1 through June 30, 2025, automatically enrolled participants have their pre-tax deferral rate set at 3 percent of eligible compensation and their contributions invested in a target date fund nearest the employee’s retirement date (assumed to be at age 65). Beginning July 1, 2025, automatically enrolled participants have their pre-tax deferral rate set at 4 percent of eligible compensation and their contributions invested in a target date fund nearest the employee’s retirement date (assumed to be at age 65).

Participants may convert eligible assets into Roth 401(k) accounts within PSP.

The benefit to which a participant is entitled is the benefit that can be provided by the participant’s vested account balance. Participants are immediately and fully vested in their participant contribution accounts. Full vesting in Company contribution accounts occurs with three years of vesting service. PSP will use forfeitures to reduce future Company contributions. During the 2025 plan year, $144,318 were used to reduce Company contributions. At December 31, 2025 and 2024, forfeited non-vested accounts totaled $3,774 and $70,300, respectively.

BP DirectSave Plan

The BP DirectSave Plan (“DSP”) was established on April 1, 1988. Employees of the Company and its subsidiaries who are employees at Company-operated retail locations are eligible to participate in the DSP immediately upon the date of hire.

Under DSP, participating employees may contribute up to 80 percent of their qualified pay on a pre-tax, after-tax and/or Roth 401(k) basis, subject to IRS limits. Participants who attain the age of 50 before the end of the applicable year are eligible to make additional elective deferrals (catch-up contributions), subject to IRS limits. Eligible participants must complete six months of Company service to be eligible for Company matching contributions. Once eligible, a specified portion of the employee contribution, up to a maximum of 4 percent of compensation, as defined under DSP, is matched each pay period by the Company. Participants are permitted to rollover amounts into DSP representing distributions from other qualified plans.

A participant may convert eligible assets into Roth 401(k) accounts within DSP.

The benefit to which a participant is entitled is the benefit that can be provided by the participant’s vested account balance. Participants are immediately and fully vested in their participant contribution accounts. Participants are immediately and fully vested in Company matching contributions made on or after April 1, 2023. Vesting in Company contributions made before April 1, 2023, occurred at 25 percent after two years of vesting service and 100 percent after three years of vesting service. DSP will use forfeitures to reduce future Company contributions. During the 2025 plan year, $138,866 were used to reduce Company contributions. At December 31, 2025 and 2024, forfeited non-vested accounts totaled $30,435 and $157,085, respectively.

BP EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS
BPX Energy Employee Savings Plan

The BPX Energy Employee Savings Plan (“BPX”) was established on January 1, 2015. Employees of the Company and its subsidiaries who are working in the BPX energy unit are eligible to participate in BPX. Participants were previously eligible to participate in ESP. Account balances may be moved from ESP to BPX at the participant’s direction.

Under BPX, participating employees may contribute up to 80 percent of their qualified pay on a pre-tax, after-tax and/or Roth 401(k) basis, subject to IRS limits. Participants who attain the age of 50 before the end of the applicable year are eligible to make additional elective deferrals (catch-up contributions), subject to IRS limits. From January 1 through June 30, 2025, a specified portion of the employee contribution, up to a maximum of 7 percent of compensation, as defined under BPX, is matched each pay period by the Company. Beginning July 1, 2025, a specified portion of the employee contribution, up to a maximum of 4 percent of compensation, as defined under BPX, is matched each pay period by the Company. Participants are permitted to rollover amounts into BPX representing distributions from other qualified plans.

The Company will contribute each pay period to the Master Trust, a nonelective employer contribution each pay period. The contribution will be allocated to the account of each participant who is an active participant during such pay period. From January 1 through June 30, 2025, the amount for investment is equal to 7 percent of such participant’s compensation during such pay period provided, however, that nonelective employer contributions made with respect to a calendar year on behalf of a participant may not exceed the IRS limitations. Beginning July 1, 2025, the amount for investment is equal to 10 percent of such participant’s compensation during such pay period provided, however, that nonelective employer contributions made with respect to a calendar year on behalf of a participant may not exceed the IRS limitations.

BPX includes an auto-enrollment provision whereby all eligible new hires and rehires are automatically enrolled in BPX unless they affirmatively elect not to participate. Automatically enrolled participants have their pre-tax deferral rate set at 7 percent of eligible compensation and their contributions invested in a target date fund nearest the employee’s retirement date (assumed to be at age 65).

A participant may convert eligible assets into Roth 401(k) accounts within BPX.

The benefit to which a participant is entitled is the benefit that can be provided by the participant’s vested account balance. Participants are immediately and fully vested in their participant contribution accounts. Full vesting in the nonelective and Company contribution accounts occurs with three years of vesting service. BPX will use forfeitures to reduce future Company contributions. During the 2025 plan year, $1,026,386 forfeitures were used to reduce Company contributions. At December 31, 2025 and 2024, forfeited non-vested accounts totaled $104,417 and $472,521 respectively.

Archaea Employee Savings Plan

The Archaea Employee Savings Plan (“AESP”) was established on July 1, 2024. Generally, an employee associated with the Archaea sub-entity (or a participating affiliate) is eligible to participate in AESP immediately upon the date of hire. Employees who are represented by a labor organization that has bargained for and agreed to the provisions of AESP are also eligible.

Under AESP, participating employees may contribute up to 80 percent of their qualified pay on a pre-tax, after-tax and/or Roth 401(k) basis, subject to IRS limits. Participants who attain the age of 50 before the end of the applicable plan year are eligible to make additional elective deferrals (catch-up contributions), subject to IRS limits. A specified portion of the employee contribution, up to a maximum of 4 percent of compensation, is matched each pay period by the Company. Participants are also eligible for 3 percent of compensation each pay period as a non-elective contribution by the Company. Both contributions are as defined under AESP. Participants are permitted to rollover amounts into AESP representing distributions from other qualified plans.

BP EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS
AESP includes an auto-enrollment provision whereby all eligible new hires and rehires are automatically enrolled in AESP unless they affirmatively elect not to participate. Automatically enrolled participants have their pre-tax deferral rate set at 4 percent of eligible compensation. All contributions are invested in a target date fund nearest the employee’s retirement date (assumed to be at age 65).

Participants may convert eligible assets into Roth 401(k) accounts within AESP.

The benefit to which a participant is entitled is the benefit that can be provided by the participant’s vested account balance. Participants are immediately and fully vested in their participant contribution accounts. Full vesting in Company contribution accounts occurs with three years of vesting service. AESP will use forfeitures to reduce future Company contributions. During the 2025 plan year, $161,974 forfeitures were used to reduce Company contributions. At December 31, 2025 and 2024, forfeited non-vested accounts totaled $87,257 and $10,725 respectively.

Plan Mergers

The BP Launchpad 401(k) Plan was merged into ESP effective March 31, 2025 and participant account balances of $2.5 million were transferred into ESP during the year ended December 31, 2025.

Transfers in due to plan mergers are recorded as "Transfers into the plan / Plan Merger" in the statement of changes in net assets available for benefits.

Investment Options

Investment options offered under the Plans include target date funds, equity and fixed-income (bond) index funds, a short-term investment fund, a stable value investment option ("Income Fund") and BP American Depository Shares (“BP ADS”) (the BP Stock Fund). The Income Fund invests in fully benefit-responsive investment contracts ("Synthetic Guaranteed Investment Contracts") that simulate the performance of a Guaranteed Investment Contract, whereby participants execute plan transactions at contract value.

On July 1, 2025, the Plan allowed an optional self-directed brokerage account as part of the investment options. This allows electing participants to invest up to 100% of their account in broader open-end mutual funds with all investment risk and additional fees carried by the participants. Enrolled participants direct investments through a recordkeeper sponsored brokerage account (“Fidelity BrokerageLink”).

Participants may change the percentage they contribute and the investment direction of their contributions daily. Company contributions are made in the form of cash contributions and are invested in funds selected by participants.

Participants may elect to sell any portion of their investment fund(s) and reinvest the proceeds in one or more of the other available investment alternatives. Except where the fund provider, the recordkeeper, or the Plan has restrictions or takes discretionary action responsive to frequent trading or market timing concerns, there are no restrictions on the number of transactions a participant may authorize during the year.

Administrative Expenses/Fund Management Fees

BP EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS

Fees related to the administration of participant loans and overnight delivery charges are deducted from the applicable participant’s account. All reasonable and necessary administrative expenses are paid out of the Master Trust or paid by the Company. Generally, fees and expenses related to investment management of each investment option are paid out of the respective funds. As a result, the returns on those investments are net of the investment management fees. The Plans offer a managed accounts service to participants, which is an investment management service provided by Fidelity. Advisory fees related to this service are paid by participants who elect to participate.

Payment of Benefits

Participants may elect to receive in-service withdrawals subject to various restrictions as described in the applicable Plan document. Upon termination of employment, a participant may elect to receive his or her vested account balance in a lump-sum payment or in installments. A participant may also elect to defer receipt of his or her vested account balance, partially or wholly, to a later date.

Notes Receivable from Participants

Participants are eligible to borrow from their account balances in the Plans. Loans are made in the form of cash and the amount may not exceed the lesser of 50 percent of the market value of the total vested participant’s account or $50,000 less the participant’s highest loan balance outstanding during the preceding 12 months, disregarding nonelective employer contribution account and any amount subject to QDRO (Qualified Domestic Relations Order). The minimum loan amount is $1,000. Interest rates charged on unpaid balances are fixed for the duration of the loan. The interest rate charged for ESP, PSP, BPX, and AESP is determined by the Plan Administrator based on the prevailing rates charged on similar commercial loans plus 1%. The interest rate charged for DSP is determined by the Plan Administrator based on the prevailing rates charged on similar commercial loans. Repayment of loan principal and interest is generally made by payroll deductions which are credited to the participant’s account. The loan repayment period is limited to five years for a general purpose loan and 15 years for a loan used to purchase or build a principal residence.

Contribution Policy

Employee contributions are recorded when withheld. Employer matching and nonelective contributions are recorded when earned.

Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plans to discontinue its contributions at any time and to terminate the Plans subject to the provisions set forth in ERISA. In the event of a plan termination, participants would become 100 percent vested in their accounts.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting. The financial statements of the Plans are prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

Use of Estimates. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Payment of Benefits. Benefits are recorded when paid.

Participant Account Transfers. Eligibility requirements differ from Plan to Plan. If a participant becomes eligible for a different plan within the Company’s control group, as defined by ERISA, the participant is permitted to transfer balances from the old Plan to the new Plan at any time. Participant account balance transfers are accounted for as rollover contributions in the statements of changes in net assets available for benefits.

BP EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS
Excess Contributions Payable. The Plans are required to return contributions received during the Plan year in excess of the Internal Revenue Code (“IRC”) limits.

Investment Valuation and Income Recognition. All investment assets held by the Master Trust (except for the Income Fund) are stated at fair value. Further information regarding the techniques used to measure the fair value of investment assets held by the Master Trust is detailed in Note 6 (Fair Value Measurements).

In connection with the Income Fund, the Master Trust invests in Synthetic Guaranteed Investment Contracts. See Note 5 (Master Trust). The Synthetic Guaranteed Investment Contracts are measured at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts, as contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plans.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plans' gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants. Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

3.    FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Company by letters dated as shown below, that the Plans and related trust were designed in accordance with the applicable regulations of the IRC.

Plan	Date
ESP	July 1, 2016
PSP	April 19, 2016
DSP	April 19, 2016
BPX	April 19, 2016
AESP	July 1, 2025

ESP, PSP, DSP, BPX and AESP have been amended and restated since receiving the determination letters. During the Plan year, the Plans experienced certain minor operational issues. The Plan Sponsor is in the process of correcting these minor errors and believes the Plans have maintained their tax-exempt status. Therefore, no provision for income taxes has been included in the Plans’ financial statements.

4.    RISKS AND UNCERTAINTIES

Investment securities held in the Master Trust are exposed to various risks such as interest rate, market risks and credit risks. Market risks include global events which could impact the value of investment securities, such as pandemic or international conflict. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Included in investments at December 31, 2025 and 2024, are shares of BP ADS of $638 million and $604 million, respectively. This investment represents 6.64 percent and 6.94 percent of total investments at December 31, 2025 and 2024, respectively. A significant decline in the market value of the BP ADS would significantly affect the net assets available for benefits.

BP EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS

5.    MASTER TRUST

The purpose of the Master Trust is the collective investment of assets of the Plans. Each Plan’s interest in the Master Trust is based on account balances of the participants and their elected investment options. The Master Trust assets are allocated among the Plans by assigning to each Plan those transactions (primarily contributions, benefit payments and plan-specific expenses) that can be specifically identified and by allocating among all Plans, in proportion to the fair value of the assets assigned to each Plan, income and expenses resulting from the collective investment of the assets of the Master Trust.

Investment income and administrative expenses related to the Master Trust are allocated to the individual Plans on a daily basis based on each participant’s account balance within each investment fund option.

Fully Benefit-Responsive Investment Contracts. In connection with the Income Fund, the Master Trust enters into contracts that meet fully benefit-responsive investment contract criteria and therefore are reported at contract value. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals and administrative expenses. The Master Trust’s interest in these contracts represents the maximum potential credit loss from concentrations of credit risk associated with its investment.

The contracts provide for the payment of a stated interest crediting rate for a specified period of time. The underlying fixed income assets that support the interest crediting rate are owned by the Master Trust. Under the contracts, investment gains and losses on the underlying assets are not reflected immediately in the interest crediting rate. Rather, the gains and losses are amortized, usually over time to maturity or the duration of the underlying assets, through adjustments to future interest crediting rates. These adjustments generally result in contract value, over time, converging with the market value of the underlying fixed income assets. Factors affecting future interest crediting rates include the current yield, duration and the existing difference between market value of the underlying fixed income assets and contract value. Interest crediting rates, which cannot be less than zero percent, are generally reset monthly. The issuers of the contracts guarantee that all qualified participant withdrawals occur at contract value, subject to certain limitations described below.

Contract termination occurs whenever the contract value or market value of the underlying assets reaches zero or upon certain events of default. If the contract terminates due to a contract issuer default or if the market value of the underlying portfolio reaches zero, the contract issuer will generally be required to pay any excess contract value at the date of termination. If the Plans default in their obligation under the agreements and the default is not cured within the time permitted, the Plans will receive the market value as of the date of termination. Contract termination also may occur by either party upon election and notice.

Certain events may limit the ability of the Plans to transact at contract value with an issuer. Such events include (i) amendments to Plan documents or the Plans’ administration (including complete or partial plan termination or merger with another plan); (ii) changes to the Plans’ prohibition on competing investment options or deletion of equity wash provisions; (iii) the failure of the Plans or the Master Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; (iv) bankruptcy of the Plan sponsor or other Plan sponsor event (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plans; and (v) the delivery of any communication to plan participants designed to influence a participant’s behavior in the investment option. At this time, management does not believe that the occurrence of any such event, which would limit the Plans’ ability to transact at contract value with participants, is probable.

In addition, certain events allow the issuer to terminate the contracts with the Plans and settle at an amount different from contract value. Those events may be different under each contract. Such events may include (i) an uncured violation of the Plans’ investment guidelines; (ii) a breach of material obligation under the contract; (iii) a material misrepresentation; and (iv) a material amendment to the agreements without the consent of the issuer.

Plans’ Interest in Master Trust. The Plans have a divided interest in the investments held in the Master Trust since each Plan’s interest is based on the account balances of the participants and their elected investment options. Each

BP EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS
Plan’s beneficial interest in the underlying investment options does not vary significantly from each Plan’s beneficial interest in the total net assets of the Master Trust.

The net assets of the Master Trust and the Plans' interest in the Master Trust as of December 31, 2025, are as follows:

NET ASSETS
thousands of dollars

	Master Trust	ESP's Interest in Master Trust	PSP's Interest in Master Trust	DSP's Interest in Master Trust	BPX's Interest in Master Trust	AESP's Interest in Master Trust
Investments at fair value:
BP ADS	$637,686	$623,424	$1,880	$470	$11,688	$224
Common/collective trust funds	8,635,683	8,087,870	40,452	37,639	424,147	45,575
BrokerageLink - self directed	70,106	68,646	130	—	1,153	177
Money market funds	39,772	39,014	137	61	555	5
Total investments at fair value	9,383,247	8,818,954	42,599	38,170	437,543	45,981
Benefit responsive investment contracts at contract value	226,673	220,511	846	938	3,580	798
Total investments	9,609,920	9,039,465	43,445	39,108	441,123	46,779

Receivables:
Dividends and interest	1,953	1,909	7	5	30	2
Total assets	9,611,873	9,041,374	43,452	39,113	441,153	46,781

Accounts payable:
Pending transactions, net	2,435	2,599	—	(88)	(51)	(25)
Accrued fees and other	430	402	2	3	20	3
Total liabilities	2,865	3,001	2	(85)	(31)	(22)

Net assets	$9,609,008	$9,038,373	$43,450	$39,198	$441,184	$46,803

BP EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS
The net assets of the Master Trust and the Plans' interest in the Master Trust as of December 31, 2024, are as follows:

NET ASSETS
thousands of dollars

	Master Trust	ESP's Interest in Master Trust	PSP's Interest in Master Trust	DSP's Interest in Master Trust	BPX's Interest in Master Trust	AESP's Interest in Master Trust
Investments at fair value:
BP ADS	$604,037	$591,764	$1,902	$367	$9,892	$112
Common/collective trust funds	7,818,385	7,367,068	33,464	35,545	349,799	32,509
Money market funds	38,306	37,491	133	59	617	6
Total investments at fair value	8,460,728	7,996,323	35,499	35,971	360,308	32,627
Benefit responsive investment contracts at contract value	244,874	238,765	1,032	924	3,105	1,048
Total investments	8,705,602	8,235,088	36,531	36,895	363,413	33,675

Receivables:
Pending transactions
Dividends and interest	2,095	2,048	8	4	32	3
Total assets	8,707,697	8,237,136	36,539	36,899	363,445	33,678

Accounts payable:
Pending transactions, net	441	477	12	(86)	38	—
Accrued fees and other	619	598	1	2	16	2
Total liabilities	1,060	1,075	13	(84)	54	2

Net assets	$8,706,637	$8,236,061	$36,526	$36,983	$363,391	$33,676

BP EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS
The changes in net assets of the Master Trust for the year ended December 31, 2025, are as follows:

CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 2025
thousands of dollars

Additions of assets attributed to:
Transfer of assets from participating plans:
Participant contributions	$232,490
Company contributions	149,609
Rollover contributions	38,619
Repayments of notes receivable and interest from participants	25,170
Net appreciation in fair value of investments	1,411,156
Interest, dividends and other	62,614
Transfer In	2,538
Total additions	1,922,196

Deductions of assets attributed to:
Transfer of assets to participating plans:
Benefits paid to participants	993,140
Notes receivable from participants	23,566
Administrative expenses	914
Fund management fees	2,205
Total deductions	1,019,825

Net increase in assets during year	902,371

Net Assets:
Beginning of year	8,706,637
End of year	$9,609,008

6.    FAIR VALUE MEASUREMENTS

Accounting Standards Codification (ASC) Topic 820, Fair Value Measurement, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Inputs broadly refer to the assumptions that market participants use to make pricing decisions, including assumptions about risk. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below.

Level 1 inputs are observable inputs that reflect unadjusted quoted prices for identical assets or liabilities in active markets as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 inputs are observable market-based inputs or unobservable inputs that are corroborated by market data. These are inputs other than quoted prices in active markets included within Level 1, which are either directly or indirectly observable at the reporting date.

BP EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS
Level 3 inputs are unobservable inputs that are not corroborated by market data, and may be used with internally developed methodologies that result in management’s best estimate of fair value.

In measuring fair value, the Plans and the Master Trust use valuation techniques that maximize the use of observable inputs. The valuation techniques used by the Plans and Master Trust are summarized as follows:

BP Stock Fund. A unitized stock fund operates similarly to a mutual fund, in that it is composed of stock, and a small percentage of cash or another short-term interest-bearing vehicle. The inclusion of cash provides liquid assets to allow for the daily processing of transfers, loans, and withdrawals. The value of a unit in a unitized stock fund is based on the Net Asset Value (“NAV”), which is the value of the underlying BP ADS and the cash vehicle held by the fund, less any fees, divided by the number of units outstanding. Therefore, the NAV of the fund (the “unit price”) will be different from the closing price of the underlying stock on the applicable exchange. The individual assets of a stock fund are generally considered separately as individual investments for accounting and financial statement reporting purposes and have been reported in this manner as BP ADS and Short Term Investment Fund.

Common/Collective Trust Funds. Common/collective trust funds are valued using the NAV provided by the administrator of the fund as a practical expedient. Participant transactions (issuances and redemptions) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure the securities liquidations will be carried out in an orderly business manner.

There are no unfunded commitments at December 31, 2025 and 2024.

Money Market Fund. The money market fund is valued at fair value using published market prices.

Self-directed brokerage account. SDBA is valued at fair value using published market prices or NAV provided by the brokerage platform and applied at the individual security level rather than a pooled valuation method.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plans and Master Trust believe their valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

BP EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS
The following table presents, by level within the fair value hierarchy, the fair value of the investments held by the Master Trust as of December 31, 2025 (in thousands):

	Prices in Active Markets for Identical Assets (Level 1)	Observable (Level 2)	Unobservable (Level 3)	Total

BP ADS	$637,686	$—	$—	$637,686
BrokerageLink - self directed	70,106	—	—	70,106
Money market fund	39,772	—	—	39,772

Total investments, at fair value	$747,564	$—	$—	$747,564

Investments measured at NAV:
Short term investment fund				$372,817
U.S. equity funds				3,917,495
Non-U.S. equity funds				571,243
U.S. bond funds				352,691
Non-U.S. bond funds				19,720
Target date funds				3,364,086
Other				37,631
Total investments, at NAV				8,635,683

Total				$9,383,247

BP EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS
The following table presents, by level within the fair value hierarchy, the fair value of the investments held by the Master Trust as of December 31, 2024 (in thousands):

	Prices in Active Markets for Identical Assets (Level 1)	Observable (Level 2)	Unobservable (Level 3)	Total

BP ADS	$604,037	$—	$—	$604,037
Money market fund	38,306	—	—	38,306

Total investments, at fair value	$642,343	$—	$—	$642,343

Investments measured at NAV:
Short term investment fund				$352,863
U.S. equity funds				3,604,445
Non-U.S. equity funds				433,485
U.S. bond funds				326,394
Non-U.S. bond funds				17,750
Target date funds				3,052,262
Other				31,186
Total investments, at NAV				7,818,385

Total				$8,460,728

7.    RELATED PARTY TRANSACTIONS AND EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain of the Master Trust investments are managed by the investment division of State Street and by Fidelity Management and Research Company, an affiliate of the Plans’ recordkeeper. The BP Stock Fund holds investments in BP ADS. Purchases and sales of BP ADS during 2025 amounted to $116 million and $187 million, respectively. The BP ADS held within the BP Stock Fund earned dividends of $38 million for the year ended December 31, 2025.

The Plans also issue loans to participants, which are secured by the vested balances in the participants' accounts. These transactions qualify as exempt party-in-interest transactions under ERISA.

BP EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS
8.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the Plans’ net assets available for benefits per the financial statements to the Form 5500 (in thousands):

December 31, 2025	ESP	PSP	DSP	BPX	AESP
Net assets available for benefits as stated in the financial statements	$9,080,058	$43,638	$40,197	$444,871	$48,382
Adjustment from contract value to fair value for fully benefit responsive investment contracts	(7,396)	(28)	(31)	(120)	(27)
Net assets available for benefits as stated in the Form 5500	$9,072,662	$43,610	$40,166	$444,751	$48,355

December 31, 2024	ESP	PSP	DSP	BPX	AESP
Net assets available for benefits as stated in the financial statements	$8,279,147	$36,704	$37,965	$366,524	$34,568
Adjustment from contract value to fair value for fully benefit responsive investment contracts	(15,484)	(66)	(60)	(201)	(68)
Net assets available for benefits as stated in the Form 5500	$8,263,663	$36,638	$37,905	$366,323	$34,500

The following is a reconciliation of the Plans’ net increase in net assets per the financial statements to the net income per the Form 5500 (in thousands):

Year End December 31, 2025	ESP	PSP	DSP	BPX	AESP
Net increase in net assets after transfer per the financial statements	$800,911	$6,934	$2,232	$78,347	$13,814
Adjustment from contract value to fair value for fully benefit responsive investment contracts at December 31, 2025	(7,396)	(28)	(31)	(120)	(27)
Adjustment from contract value to fair value for fully benefit responsive investment contracts at December 31, 2024	15,484	66	60	201	68
Net increase after transfer per the Form 5500	$808,999	$6,972	$2,261	$78,428	$13,855

The accompanying financial statements present fully benefit-responsive contracts at contract value. The Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from contract value to fair value for fully benefit-responsive investment contracts represents a reconciling item.

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 (in thousands):

Year End December 31, 2025	ESP	PSP	DSP	BPX	AESP
Benefits paid to participants per the financial statements	$941,744	$5,466	$6,763	$36,209	$5,363
Less: Certain deemed distributions of participant loans	(9)	—	19	—	—
Benefits paid to participants per Form 5500	$941,735	$5,466	$6,782	$36,209	$5,363

BP EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS

9. SUBSEQUENT EVENTS

Certain employees of TA Operating LLC were transferred to Thorntons LLC (a company wholly-owned by BP) as of January 1, 2026. As a result, those individuals ceased to participate in the TA Operating LLC 401(k) Savings Plan (“TA Plan”) as of the end of the day on December 31, 2025 and, if they satisfied the Plan’s eligibility requirements of ESP or PSP, became eligible to participate in the respective plan on January 1, 2026. In connection with this employee transfer, on April 30, 2026, participant account balances in the amount of $23 million and $21 million, were transferred from the TA Plan to ESP and PSP, respectively.

BP EMPLOYEE SAVINGS PLANS
Schedule H, Part IV, Line 4i – Schedules of Assets (Held at End of Year)

December 31, 2025

(a) (b) Identity of Issue, Borrower, Lessor, Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, Maturity Value	(d) ** Cost	(e) Current Value
BP Employee Savings Plan (Plan No.001)
* Participant loans	Interest rates ranging from 3.25% to 10.50% Maturity dates extend to 2040	N/A	$41,684,656
BP Partnership Savings Plan (Plan No.051)
* Participant loans	Interest rates ranging from 4.25% to 9.50% Maturity dates extend to 2035	N/A	$187,795
BPX Energy Employee Savings Plan (Plan No.100)
* Participant loans	Interest rates ranging from 4.25% to 9.50% Maturity dates extend to 2040	N/A	$3,687,098
BP DirectSave Plan (Plan No.052)
* Participant loans	Interest rates ranging from 4.25% to 8.50% Maturity dates extend to 2032	N/A	$998,935
Archaea Employee Savings Plan (Plan No.101)
* Participant loans	Interest rates ranging from 4.25% to 9.50% Maturity dates extend to 2039	N/A	$1,578,765

* Indicates party-in-interest.
** Cost information is not required for participant-directed investments and therefore is not included.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the respective employee benefit plans) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

BP EMPLOYEE SAVINGS PLAN
Date: June 24, 2026	By Plan Administrator
/s/ Carolyn O. Adema
Carolyn O. Adema
Benefits Manager, North America
BP Corporation North America Inc.

BP PARTNERSHIP SAVINGS PLAN
Date: June 24, 2026	By Plan Administrator
/s/ Carolyn O. Adema
Carolyn O. Adema
Benefits Manager, North America
BP Corporation North America Inc.

BP DIRECTSAVE PLAN
Date: June 24, 2026	By Plan Administrator
/s/ Carolyn O. Adema
Carolyn O. Adema
Benefits Manager, North America
BP Corporation North America Inc.

BPX ENERGY EMPLOYEE SAVINGS PLAN
Date: June 24, 2026	By Plan Administrator
/s/ Carolyn O. Adema
Carolyn O. Adema
Benefits Manager, North America
BP Corporation North America Inc.

Date: June 24, 2026	ARCHAEA EMPLOYEE SAVINGS PLAN
By Plan Administrator
/s/ Carolyn O. Adema
Carolyn O. Adema
Benefits Manager, North America
BP Corporation North America Inc.

EXHIBIT INDEX

Exhibit Number	Description
23(a)	Consent of Independent Registered Public Accounting Firm
23(b)	Consent of Independent Registered Public Accounting Firm
23(c)	Consent of Independent Registered Public Accounting Firm
23(d)	Consent of Independent Registered Public Accounting Firm
23(e)	Consent of Independent Registered Public Accounting Firm